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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes   |_|                           No   |X|


     If  "Yes"  is  marked,   indicate  below  the  file  number  assigned  to
the  registrant  in  connection  with   Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: February 21, 2002           By:   /s/ Scott Ewart
                                       -------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer



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                                                                          [LOGO]

                   AT&T CANADA REPURCHASES ACCOUNTS RECEIVABLE

            COMPANY PROACTIVELY CLARIFIES POSITION IN CAPITAL MARKETS
                          THROUGH VOLUNTARY REPURCHASE

TORONTO, February 20, 2002 -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions, announced today that it has repurchased for approximately $100 million all of the outstanding accounts receivable sold into the securitization program established July, 2001.

The program itself has not been terminated and AT&T Canada may be able to resume the sale of the receivables in the future if certain conditions are satisfied.

 AT&T Canada previously announced that if its credit rating was reduced below investment grade by Moody's or Standard & Poors, it would seek a waiver to avoid termination of the securitization program, and if unsuccessful in negotiating such a waiver would wind down the program.

"After discussions with the agent for the securitization program, the company has discontinued its participation in the accounts receivable securitization by voluntarily repurchasing the receivables sold into the program," said David Lazzarato, Executive Vice-President & CFO, AT&T Canada.

"The company remains confident that its ability to fund operations will not be significantly impacted by the repurchase," Lazzarato said.

ABOUT THE COMPANY: AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.



NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future

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results is contained in the company's recent filings with the Securities and
Exchange Commission, the Ontario Securities Commission, and SEDAR.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                            INVESTORS AND ANALYSTS:
Ian Dale                                          Brock Robertson
(416) 345-2227                                    (416) 345-3125
ian.dale@attcanada.com                            brock.robertson@attcanada.com

May Chiarot                                       Dan Coombes
(416) 345-2342                                    (416) 345-2326
may.chiarot@attcanada.com                         dan.coombes@attcanada.com


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